SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF
                      the Securities Exchange Act of 1934


                          For the month of August 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                            Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---           ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes     No X
                                       ---    ---

[GOVERNADO DO PARANA -- GRAPHIC OMITTED]      [COPEL -- GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE
---------------------

Contacts in Brazil                             Contacts in New York
Ricardo Portugal Alves                         Lauren Puffer - lpuffer@hfgcg.com
011-5541-222-2871                              Isabel Vieira - ivieira@hfgcg.com
ricardo.portugal@copel.com                     646-284-9413/9432
--------------------------
Solange Maueler
011-5541-331-4359
solange@copel.com
-----------------


                                  RELEVANT FACT


Curitiba, Brazil, August 18, 2003 - Companhia Paranaense de Energia - Copel (NYSE: ELP; LATIBEX: XCOP) and Companhia de Interconexao Energetica - CIEN, annouced today to their shareholders and to the market that they have reached an agreement resulting from the renegotiation of the power purchase contracts signed in 1999.

With this renegotiation, the contracted amounts were reduced by 50%, or 400 MW.



[ACAO -- GRAPHIC OMITTED]    [OBJECT -- OMITTED]    [ABRASCA -- GRAPHIC OMITTED]

LATIBEX -- GRAPHIC OMITTED]                                  ELP
                                                            LISTED
                                                             NYSE

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:    August 18, 2003

                                        By:     /s/ Ronald Thadeu Ravedutti
                                             -----------------------------------
                                             Name:  Ronald Thadeu Ravedutti
                                             Title: Principal Financial Officer